Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282932

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 25, 2025)

This prospectus supplement, or the Supplement, modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, that certain prospectus originally filed with the Securities and Exchange Commission, or the SEC, by Silexion Therapeutics Corp. or the Company, dated April 25, 2025, or the Prospectus, related to an aggregate of 73,412 ordinary shares issuable upon exercise of investor warrants and placement agent warrants as described therein.

Our ordinary shares are listed on The Nasdaq Stock Market under the symbol “SLXN”. On July 31, 2025, the last reported sales price of our ordinary shares was $14.94 per share.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision. This Supplement amends only those sections of the Prospectus contained in this Supplement; all other sections of the prospectus supplement remain unchanged.

Investing in our securities involves risks. See “Risk Factors” on page 6 of the Prospectus and in the documents incorporated by reference into the Prospectus, including the risks described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

On July 29, 2025, we effected a reverse share split of the ordinary shares at the ratio of 1-for-15.  Unless indicated otherwise by the context, all ordinary share, option, warrant and per share amounts as well as share prices appearing in this Supplement have been adjusted to give retroactive effect to the share split for all periods presented.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in or incorporated by reference into the Prospectus, as well as the other information contained in or incorporated by reference into this Supplement and the Prospectus. This Supplement, the Prospectus and documents incorporated therein by reference contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus and the reports incorporated by reference therein identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made or included in this Supplement and the Prospectus.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On July 31, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (each a “Holder”) of 152,106 of the Company’s existing warrants to purchase 152,106 of the Company’s ordinary shares (the “Existing Warrants”). The Existing Warrants are comprised of (i) 22,468 warrants to purchase 22,468 ordinary shares, which were issued in the Company’s public offering completed on January 17, 2025, and which had a five-year exercise term and an exercise price of $20.25 per share (the “Public Offering Warrants”), and (ii) 129,638 warrants to purchase 129,638 ordinary shares, which were issued in the Company’s prior warrant inducement transaction on January 30, 2025, and which had a 24-month exercise term and an exercise price of $22.50 per share (the “Prior Inducement Warrants”).

Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 152,106 ordinary shares at a reduced exercise price of $11.57 per share in consideration of the Company’s agreement to issue new ordinary share purchase warrants (the “New Warrants”), as described below, to purchase up to an aggregate of 304,212 ordinary shares (the “New Warrant Shares”), at an exercise price of $11.32 per share. The Company expects to receive aggregate gross proceeds of approximately $1.8 million from the exercise of the Existing Warrants by the Holders, before deducting placement agent fees and other offering expenses payable by the Company.

The closing is expected to occur on or about August 1, 2025 subject to satisfaction of customary closing conditions.

The date of this Prospectus Supplement is July 31, 2025